
August 31, 2022

Calvin Cooper
Chief Executive Officer
Rhove Real Estate 1, LLC
629 N. High Street, 6th Floor
Columbus, Ohio 43215

      Re: Rhove Real Estate 1, LLC
           Amended Offering Statement on Form 1-A
           Filed August 26, 2022
           File No. 024-11645

Dear Mr. Cooper:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kendall A. Almerico, Esq.